Exhibit 17.1

February 2, 2011

To: The Green Energy Live, Inc. Board of Directors From: Gerard Danos, CEO & President

Subject: Resignation from Green Energy Live, Inc.

I am resigning from my position as Chief Executive Officer and President effective 5 pm today, February 2, 2011.

I thank the Board for my opportunity to serve this company and I wish the company the best possible success moving forward.

/s/ Gerard Danos
Gerard Danos